Exhibit 21.1
Subsidiaries of Registrant
As of December 31, 2007
INX Inc., a Delaware corporation, had the domestic subsidiary shown below as of December 31, 2007. Domestic subsidiaries not named were not significant in the aggregate. INX Inc. has no parent.

		Percentage of
		Voting Securities
		Owned by
Name of Subsidiary	State of Incorporation	Registrant

Select, Inc.	Massachusetts	100%